SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 31, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly-Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

The Board of Directors of COMPANHIA SIDERÚRGICA NACIONAL authorized, on this date, a new share buyback program (“Share Buyback Program”), which will be held in treasury for subsequent sale or cancellation.

The Share Buyback Program shall respect the following limits and conditions, pursuant to the provisions of CVM Instructions 10/80 and 358/2002:

  The Company’s objective: to maximize the creation of value to shareholders by means of an efficient capital structure management.

  Number of shares to be acquired: up to 32,770,055 shares.

  Effective period for performing authorized transactions: from April 1st, 2015 to June 30, 2015, inclusively.

  Free float: 631,610,554 shares.

  Place of Acquisitions: Stock Exchange.

  Maximum Share Price: share acquisition price cannot exceed its market price.

  Brokers: Itaú Corretora de Valores S.A.: Av. Brigadeiro Faria Lima, 3400 – 10º andar, in the city of São Paulo; BTG Pactual Corretora de Mercadorias Ltda.: Av. Brigadeiro Faria Lima, 3477 – 10º andar, in the city of São Paulo; Spinelli S.A. Corretora de Valores Mobiliários e Cambio: Av. Brigadeiro Faria Lima, 1355, 4º andar, Pinheiros, São Paulo/SP; and Itaú USA Securities Inc.: 767, 5th Avenue – 50th Floor, in New York city.

  The Board of Directors has entrusted the Company’s Board of Executive Officers to take all necessary measures to implement the resolution, including the establishment of the most convenient date to start the share buyback.

São Paulo, March 31, 2015.

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.